UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35894

THOMAS PROPERTIES GROUP, INC.
(Parkway Properties, Inc. as successor by merger to Thomas Properties Group, Inc.) (Exact name of registrant as specified in its charter)
c/o Parkway Properties, Inc. Bank of America Center 390 North Orange Avenue, Suite 2400 Orlando, Florida 32801 Telephone number: (407) 650-0593
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

 Approximate number of holders of record as of the certification or notice date: None*

* Thomas Properties Group, Inc. merged with and into Parkway Properties, Inc. on December 19, 2013, at which time the separate corporate existence of Thomas Properties Group, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Parkway Properties, Inc., as successor by merger to Thomas Properties Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 7, 2013            PARKWAY PROPERTIES, INC.,
as successor by merger to Thomas Properties Group, Inc.

By:     /s/ Jeremy R. Dorsett
Name: Jeremy R. Dorsett
Title: Executive Vice President and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.